                                                FILED PURSUANT TO RULE 424(B)(3)

                                                     REGISTRATION NO. 333-102675

PROSPECTUS SUPPLEMENT NO. 3

(TO PROSPECTUS DATED AUGUST 7, 2003)

                              [GENERAL MILLS LOGO]
                                 $2,233,305,000
                          PRINCIPAL AMOUNT AT MATURITY
                              GENERAL MILLS, INC.
               ZERO COUPON CONVERTIBLE SENIOR DEBENTURES DUE 2022
          AND COMMON STOCK ISSUABLE UPON CONVERSION OF THE DEBENTURES
                             ---------------------
     This prospectus supplement relates to the resale by the holders of our Debentures and the shares of our common stock issuable upon conversion of the Debentures.

     You should read this prospectus supplement together with the prospectus dated August 7, 2003, which is to be delivered with this prospectus supplement. The terms of the Debentures are set forth in the prospectus.

     The table below sets forth additional and updated information concerning beneficial ownership of the Debentures and supplements and amends the table appearing under "Selling Securityholders" beginning on page 41 of the prospectus. To the extent that a selling securityholder is listed both in the table below and in the table appearing in the prospectus, the information set forth below regarding the selling securityholder supersedes the information in the prospectus. In addition, the information set forth below regarding all other holders of Debentures supersedes the information regarding all other holders appearing on page 49 of the prospectus. We have prepared this table based on information given to us by the selling securityholders listed below prior to the date hereof.

                                                           AGGREGATE                        NUMBER OF
                                                        PRINCIPAL AMOUNT                    SHARES OF
                                                         AT MATURITY OF    PERCENTAGE OF   COMMON STOCK   PERCENTAGE OF
                                                        DEBENTURES THAT     DEBENTURES       THAT MAY      COMMON STOCK
NAME                                                      MAY BE SOLD       OUTSTANDING     BE SOLD(1)    OUTSTANDING(2)
----                                                    ----------------   -------------   ------------   --------------
ADi Alternative Investments...........................      20,500,000             *           267,031            *
ADi Alternative Investments c/o Kallista Master
  Fund................................................      37,750,000          1.69%          491,728            *
American Fidelity Assurance Company (Zazove)..........         580,000             *             7,555            *
Canyon Capital Arbitrage Master Fund, Ltd.............      21,000,000             *           273,544            *
Canyon Value Realization Fund (Cayman), Ltd...........      31,500,000          1.41%          410,316            *
Canyon Value Realization Fund, L.P. ..................      14,000,000             *           182,363            *
Canyon Value Realization MAC 18, Ltd (RMF)............       3,500,000             *            45,591            *
Cater Allen International Limited.....................       8,000,000             *           104,207            *
Forest Fulcrum Fund LP................................       2,500,000             *            32,565            *
Forest Global Convertible Fund, Ltd., Class A-5.......       7,500,000             *            97,694            *
Hamilton Multi-Strategy Master Fund, LP...............      44,275,000          1.98%          576,722            *
HSBC Trustee, Zola Managed Trust......................       1,300,000             *            16,934            *
Inflective Convertible Opportunity Fund I, L.P........          50,000             *               651            *
Innovest Finanzdienstle...............................       2,650,000             *            34,519            *
Lord Abbett Bond Debenture Fund.......................      15,000,000             *           195,389            *
Lyxor Zola Fund Limited...............................       6,200,000             *            80,761            *
Met Investors Series Trust Bond Debenture Fund........       5,000,000             *            65,130            *
Physicians Life Insurance Company.....................       1,800,000             *            23,447            *
Quattro Fund Limited..................................       4,000,000             *            52,104            *
Topango XI............................................       6,100,000             *            79,458            *
Zurich Institutional Benchmark c/o Quattro Fund.......       1,000,000             *            13,026            *
All other holders(3)(4)...............................      73,339,000          3.28%          955,306            *
                                                         -------------        ------        ----------         ----
                                                         2,233,305,000        100.00%       29,090,808         7.89%
                                                         =============        ======        ==========         ====

---------------
 *  Less than 1%

(1) Assumes conversion of all of the holder's Debentures at a conversion rate of
    13.0259 shares of common stock per $1,000 principal amount at maturity of the Debentures. This conversion rate is subject to adjustment as described under "Description of the Debentures -- Conversion Rights." As a result, the number of shares of common stock issuable upon conversion of the Debentures may increase or decrease in the future. Excludes shares of common stock that may be issued by us upon the repurchase of the Debentures by us at the option of the holder. In addition, excludes fractional shares. Holders will receive a cash adjustment for any fractional share amount resulting from conversion of the Debentures, as described under "Description of the Debentures -- Conversion Rights."

(2) Calculated based on 368,766,826 shares of common stock outstanding as of December 17, 2002. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder's Debentures, but we did not assume conversion of any other holder's Debentures.

(3) Represents holders of Debentures who have not yet provided us with the information necessary to name them in this prospectus. Information about these other selling securityholders will be set forth in prospectus supplements, if required.

(4) Assumes that any other holders of Debentures, or any future transferees, pledgees, donees or successors of or from any such other holders of Debentures, do not beneficially own any common stock other than the common stock issuable upon conversion of the Debentures at the initial conversion rate.

                           (continued on other side)

     INVESTING IN THE DEBENTURES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 10 OF THE PROSPECTUS.
                             ---------------------

     We will not receive any of the proceeds from the sale of the Debentures or the underlying shares of common stock by any of the selling securityholders. The selling securityholders may sell the Debentures or common stock either directly or through underwriters, broker-dealers or agents and in one or more transactions at market prices prevailing at the time of sale or at negotiated prices.

                             ---------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THE PROSPECTUS OR THIS PROSPECTUS SUPPLEMENT IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

            The date of this prospectus supplement is September 3, 2003.